Exhibit 99.4

Annual General Meeting for Bright Scholar Education Holdings Limited Date: June 25, 2019 See Voting Instruction On Reverse Side. Please make your marks like this: Use pen only Annual General Meeting for Bright Scholar Education Holdings Limited to be held June 25, 2019 For Holders as of May 16, 2019 For Against Abstain 1. RESOLUTION: The ordinary resolution as set out in the Notice of Annual General Meeting regarding the re-election of Mr. Ronald J. Packard as an independent director of the Board and a member of the audit committee of the Board. MAIL Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received by 5:00 pm, New York Time on June 17, 2019. PROXY TABULATOR FOR BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED P.O. BOX 8016 CARY, NC 27512-9903 Please separate carefully at the perforation and return just this portion in the envelope provided. EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Copyright © 2019 Mediant Communications Inc. All Rights Reserved

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. (New York Time) on June 17, 2019) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Bright Scholar Education Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business May 16, 2019 at the Annual General Meeting June 25, 2019 in Foshan, China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. 3. Shareholders may view and download the Company’s Annual Report for 2018 and Notice of 2019 Annual General Meeting from the Company’s website at: http://ir.brightscholar.com/ (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED P.O. Box 8016 CARY, NC 27512-9903